Securities and Exchange Commission,
                           Washington, D.C. 20549
                               Schedule 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                            TUTOGEN MEDICAL, INC.
                              (Name of Issuer)

                               Common Stock
                     (Title of Class of Securities)

                               901 107 10 2
                              (CUSIP Number)

                  Thomas W. Pauken, Liquidating Trustee
               Capital Partners II, Ltd. Liquidating Trust
           (successor to Renaissance Capital Partners II, Ltd.)

                       5646 Milton Street, Suite 900
                           Dallas, Texas 75206
                             (214) 378-9340
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                            January 12, 2004
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 901 107 10 2

(1)  Names of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     Capital Partners II, Ltd. Liquidating Trust         75-6590369

(2)  Check the appropriate box if a member of a group         [ ]


(3)  SEC use only


(4)  Source of funds

     OO

(5)  Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                       [ ]

(6)  Citizenship or place of organization

     Texas


     Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

     3,624,926

(8)  Shared voting power

     0

(9)  Sole dispositive power

     3,624,926

(10) Shared dispositive power

     0

(11) Aggregate amount beneficially owned by each reporting person

     3,624,926

(12) Check if the aggregate amount in Row (11) excludes certain shares
                                                                   [ ]

(13) Percent of class represented by amount in Row (11)

     23.1 %

(14) Type of reporting person

     OO

Item 1.  Security and Issuer

  The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as previously amended is hereby further amended as set forth in this Amendment No. 6. Except as amended herein, the disclosure contained in the original Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

  These Amendment No. 6 does not report the acquisition of any additional securities.


Item 4.  Purpose of Transaction

  The Trust was organized for the purpose of conducting an orderly liquidation of the assets of Renaissance Capital Partners II, Ltd. and had an initial term of two years, ending on November 17, 2002.

  On December 29, 2003, Tutogen issued a press release informing the public that its negotiations with the private equity firm had ceased. Beginning on January 12, 2004, the Trustee mailed a letter dated January 12, 2004 to the beneficiaries of the Trust, bringing them up to date on the status of their holdings and discussing the potential conclusion of the Trust. A copy of that letter and an election form distributed with the letter is filed with this Amendment as Exhibit 99.3. The description herein of the letter and the election form is qualified in its entirety by reference to the texts of such documents. A copy of the Tutogen press release was also sent with the letter and is filed with this Amendment as Exhibit 99.4.

  In the January 12, 2004 letter, the Trustee informed the beneficiaries of his views regarding the status of Tutogen and the potential effects of concluding the Trust and distributing to the beneficiaries all of the common stock of Tutogen held by the Trust. He indicated that he had extended the initial term of the Trust for an additional year, so that the Trust will terminate on November 17, 2004. Consistent with the original intentions of the Trustee and the beneficiaries when the Trust was established, the Trustee informed the beneficiaries that they will be permitted to withdraw from the Trust during a 45 day period commencing January 12, 2004, and have distributed to them their pro rata shares of the Tutogen common stock held by the Trust.

  In connection with the initial extension of the term of the Trust in 2002, the Trustee deferred monthly fees that otherwise would have been payable to him, subject to reinstatement only in the event of a specified increase in the market value of Tutogen common stock during the extended term of the Trust or in the price realized by the Trust in a sale of the Tutogen common stock before the Trust is terminated. However, in the January 12, 2004 letter, the Trustee advised the beneficiaries that fees to the Trustee of $6,000 per month would be reinstated, in light of the significant level of time and involvement required of the Trustee in management of the Trust. The Trust will also continue to incur some routine administrative expenses.

  The election form accompanying the letter provides a mechanism for each Beneficiary, or the record owner of Trust units if applicable, to elect to withdraw from the Trust and receive a pro rata distribution of shares of Tutogen common stock. It further provides that a Beneficiary who does not respond on or before February 26, 2004, will be deemed to elect to remain in the Trust.

  Readers of this Amendment should read the text of the letter and election form (Exhibit 99.3 to this Amendment) to determine the precise terms and effects thereof.

  Depending on the responses of the beneficiaries, the Trustee expects that a material number of the shares of Tutogen common stock now held by the Trust will be distributed to the beneficiaries sometime around the middle of March 2004, and that number of shares remaining in the Trust will be reduced accordingly. The Trustee is not able to predict how many shares the Trust will continue to own following the distribution.


Item 7.  Material to be Filed as Exhibits.

        Exhibit 99.3 Letter dated January 12, 2004, to the Beneficiaries of the Trust

        Exhibit 99.4 Press Release issued from Tutogen Medical, Inc. dated December 29, 2003.

                                     Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 2004              CAPITAL PARTNERS II, LTD.
                                    LIQUIDATING TRUST

                                    By: ________/s/____________
                                         Thomas W. Pauken
                                         Liquidating Trustee

EXHIBIT 99.3


                   Capital Partners II, Ltd. Liquidating Trust
       (Successor in interest to Renaissance Capital Partners II, Ltd.)

                               THOMAS W. PAUKEN
                                   TRUSTEE

                              5646 Milton Street
                                   Suite 900
                              Dallas, Texas 75206
Tel (214) 378-9340                                         Fax (214) 378-9261


                                              January 12, 2004

Dear Beneficiary:

  I am writing you today to inform you that negotiations between Tutogen Medical, Inc. ("Tutogen") and a private equity firm for the sale of all of the stock of Tutogen for $6.00 per share have ceased. Enclosed is a price release from the Company announcing the termination of those negotiations. Our CEO stated in the release, "Although the Company is not actively pursuing a transaction at this time, the Company's Board of Directors remains open to consider future opportunities to enhance shareholder value."

  The Capital Partners II, Ltd. Liquidating Trust (the "Trust") owns 3,624,926 shares of Tutogen stock, or approximately 23.1% of the outstanding shares of the Company. At this time our Tutogen stock is the only remaining asset in the Trust. We are the second largest shareholder in the Company with Zimmer being the largest shareholder as a result of their ownership of approximately 33.8% of the Company. Zimmer acquired its shares of Tutogen as part of its purchase of Centerpulse (formerly known as Sulzer Medica) in 2003. Tutogen has a strategic alliance with Zimmer for the production and distribution of biological products in the spine and dental fields of use. Zimmer is now the largest orthopedic company in the world and should be a much stronger strategic partner for Tutogen than Centerpulse was.

  Had the sale of Tutogen to a private equity firm closed, the Trust would have received the funds at Closing and distributed those funds to our investors. The Trust then would have been terminated. Since this non-binding letter agreement with the private equity form was entered into on November 2, 2003, (before the November 17, 2003 termination date set for concluding the Trust) I extended the term of the Trust pending the outcome of this proposed acquisition of Tutogen. Now that those negotiations have ended, those of our investors who want to terminate their involvement in the Trust at this time can do so by filling out the enclosed form and returning it to me. Those who choose to opt out of the Trust have 45 days to give me your response. After the 45 day period has run, those investors who have terminated their involvment with the Trust will receive their Tutogen stock once the shares have gone through Tutogen's Transfer Agent.


Page 2


  While I understand the wishes of some of our investors to terminate their involvement with the Trust and receive their Tutogen shares, I do believe that there is a real advantage to holding our shares together as a significant bloc for this final year. (There will be no further extensions of the Trust).
Most of our investors chose to remain in the Trust last year, and we experienced a substantial appreciation in the unrealized value of our Tutogen stock. The price of Tutogen's stock was trading at $2.30 on November 17, 2002, and traded at $4 per share or more throughout most of the latter half of 2003. The Company is profitable and on a sound footing financially. Holding a significant bloc of shares allows us to exercise significance influence over the direction of the Company and participate in what I hope will be a rising stock price. Other entities may have an interest in acquiring a substantial bloc of shares from the Trust during this period.

  Our office has kept our overhead at a very reasonable level since beginning our administration of the Trust in the fall of 1998, and we will continue to do so during this final year of the Trust. When the price of our stock was in the $2.50 range I agreed to defer my compensation and be paid for my work during the extended period of the Trust only if the stock price reached the $4 range which it has. In light of the significant level of time and involvement this has been required for me over the past year and the amount of work that I anticipate will be necessary this year, I won't be able to defer my Trust fees during this final term of the Trust. My fees are $6,000 per month, and the current value of the Trust shares is in excess of $15 million.

  I hope that you will decide to remain in the Trust for the remainder of this term in 2004, but you have the right to terminate your interest in the Trust and receive shares of Tutogen stock. Please let me know if you wish to do so within 45 days.

  Please call if you have any questions or need additional information at
(214) 378-9340.

                                                Sincerely yours,

                                                     /s/

                                                Thomas W. Pauken

Enclosure

                                                     PLEASE RETURN ENTIRE PAGE
                 PLEASE RETURN ORIGINAL CERTIFICATE IF WITHDRAWING FROM TRUST

                      CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST

REGISTERED BENEFICIARY:






******************************************************************************

                                  ELECTION

  The undersigned Beneficiary hereby elects one of the following alternatives, in accordance with the terms of the letter dated January 12, 2004, from Thomas
W. Pauken, Trustee of Capital Partners II, Ltd. Liquidating Trust (the
"Trust"):

  _____  Remain in the Trust until the Trust is terminated.

  _____ Withdraw from the Trust and receive shares of common stock of Tutogen Medical, Inc. in proportion to the Beneficiary's interest in the Trust.

Date: ___________________________             ______________________________

___________________________________           ______________________________
                                              Address (this is the address to
___________________________________           which certificates for shares of
Signature of Beneficiary                      Tutogen stock will be mailed by
                                              Tutogen's transfer agent)

                                              ______________________________
                                              Telephone Number



  [Signature Guarantee above, if applicable]

Instructions:
1. It is only necessary to submit this Election to the Trustee if you are electing to withdraw from the Trust. Any Beneficiary who does not respond will be deemed to elect to remain in the Trust. Election must be delivered to the Trustee on or before FEBRUARY 26, 2004.
2. Signature(s) must match exactly the name(s) of the Beneficiary(ies) as recorded in the official records of the Trust.
3. Election form must be returned to Capital Partners II, Ltd. Liquidating Trust, 5646 Milton Street, Suite 900, Dallas, Texas 75206.

EXHIBIT 99.4

                 Tutogen Medical, Inc. Announces Termination
                          of Acquisition Negotiations

                           For Immediate Release


Contact:  George Lombardi
          Chief Financial Officer
          Tutogen Medical, Inc.
          973-785-0004 ext. 101
          e: glombardi@tutogen.com

          RCG Capital Markets Group, Inc.
          Institutional: Max Ramras
          Retail: Joe Dorame
          Media: Kristen Klein
          480-675-0400


December 29, 2003   West Paterson, New Jersey - Tutogen Medical, Inc. (AMEX:
TTG), a leading manufacturer of sterile biological implant products made from human (allograft) and animal (xenograft) tissue, announced today that negotiations for the potential sale of the company to a private equity firm have terminated. The parties to the non-binding proposal, which was announced on November 3, 2003, were unable to arrive on a mutually acceptable way to accomplish the transaction.

Manfred Krueger, president and chief executive officer of Tutogen Medical, commented, "While we are pleased that there is interest by outside parties to acquire the Company, we felt that the completion of the transaction on satisfactory terms and in the most expeditious manner was important for it to serve the best interests of all parties. Increasingly there were questions about the possibilities of this potential transaction closing by early 2004, and that a delay could have a significant impact on our ability to successfully execute our strategic plan for fiscal year 2004 and beyond. "

Mr. Krueger continued, "Fiscal year 2003 saw the best financial performance in the history of the company, with revenues increasing 46 percent from $20.7 million to $30.2 million and net income increasing by 151 percent from $0.9 million, or $0.06 per share, to $2.3 million, or $0.15 per share, compared to the previous fiscal year. Our addressable markets worldwide, aggregated at approximately $3.2 billion annually, continue to grow consistently. We believe we have the right products, distribution channel partners and the financial foundation to achieve our long-term strategic goals. Although the Company is not actively pursuing a transaction at this time the Company's Board of Directors remains open to consider future opportunities to enhance shareholder value. We look forward to the future with great anticipation."

Tutogen Medical, Inc. manufactures sterile biological implant products made from human (allograft) and animal (xenograft) tissue. Tutogen utilizes its Tutoplast Process(R) of tissue preservation and viral inactivation to manufacture and deliver sterile bio-implants used in spinal/trauma, urology, dental, ophthalmology, and general surgery procedures. The Company's Tutoplast(R) products are sold and distributed worldwide by Zimmer Spine and Zimmer Dental, subsidiaries of Zimmer Holdings, Inc. (NYSE: ZMH - News), the Mentor Corporation (NMS: MNTR), IOP, Inc. and through independent distributors and subsidiaries in the U.S. and Germany. For more information, visit the Company's Web site at http://www.tutogen.com.

Certain statements in this news release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may differ materially from those set forth in these statements. In addition, the economic, competitive, governmental, technological and other factors identified in the Company's filings with the Securities and Exchange Commission could affect such results.

                                   --END--